

August 30, 2012

<u>Via E-mail</u>
Mr. David N. Fuselier
Chief Executive Officer
Integrated Freight Corporation
8374 Market Street, #478
Bradenton, Florida 34202

>   **Re: Integrated Freight Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed August 30, 2012**
>   **File No. 000-14273**

Dear Mr. Fuselier:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. We note that the exhibit 16 letter from Sherb & Co., LLP refers to your Item 4.01 8-K dated August 29, 2012. However, we note that the Item 4.01 8-K is dated August 24, 2012. Please revise to include an updated letter from Sherb & Co., LLP referencing the 8-K dated August 24, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant